# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gulf Coast Ultra Deep Royalty Trust, CIK 0001565146
CUSIP: 40222T104
Title of class of securities: Royalty Trust Units
Address of issuer's principal executive offices: 601 TRAVIS STREET, 16TH FLOOR, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 05/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002137750

## Reporting persons
- Galluccio Thomas Gregory: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,397,661; shared voting power 2,533,230; sole dispositive power 10,397,661; shared dispositive power 2,533,230; aggregate amount beneficially owned 12,930,891 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Gulf Coast Ultra Deep Royalty Trust
Address of issuer's principal executive offices: 601 TRAVIS STREET, 16TH FLOOR, HOUSTON, TEXAS, 77002.

## Item 2. Person Filing
Name of person filing: Thomas Gregory Galluccio
Address of principal business office or, if none, residence:
402 Montpelier Drive
Southlake, Texas 76092
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 12,930,891 Royalty Trust Units
Percent of class: 5.6% (calculated based on 230,172,696 Royalty Trust Units outstanding as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2026)
Sole power to vote or to direct the vote: 10,397,661
Shared power to vote or to direct the vote: 2,533,230
Sole power to dispose or to direct the disposition: 10,397,661
Shared power to dispose or to direct the disposition: 2,533,230

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Royalty Trust Units reported in this Schedule include 2,533,230 Units held by the Teresa Galluccio 2013 Family Trust (the "Trust"). The Reporting Person serves as co-trustee of the Trust together with Nicola F. Galluccio and accordingly shares voting and dispositive power over the Trust's Units. The beneficiaries of the Trust are entitled to the economic interest in the Units held by the Trust in accordance with the terms of the Trust instrument. The Reporting Person is one of three beneficiaries of the Trust. The Reporting Person disclaims beneficial ownership of the Royalty Trust Units held by the Trust pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, except to the extent of his pecuniary interest therein, if any. The inclusion of the Trust's Royalty Trust Units in this Schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of such Royalty Trust Units for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Galluccio Thomas Gregory: Thomas Gregory Galluccio, Individual (06/02/2026)